SEC file number 0-21782


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of August 2004

                       FLETCHER CHALLENGE FORESTS LIMITED
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                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)


      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F    A    Form 40-F
                   ------

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes          No     A
             ------      ----------

      (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

      This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of
      Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 10 August 2004                     FLETCHER CHALLENGE FORESTS LIMITED
                                        ----------------------------------


                                        /s/ P M GILLARD
                                        -----------------------------
                                        P M GILLARD
                                        SECRETARY

[LOGO] TENON
Wood Solutions to the World                          NEWS RELEASE


TO:     THE BUSINESS EDITOR
From:   Paul Gillard - Director, Corporate & Legal Services, Tenon Limited
        Telephone:   64-9-571 9846
        Fax:         64-9-571 9872


Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.


Information on Tenon Limited can be found at http://www.tenon.co.nz.


  STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).

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                TENON BEGINS PROCESS OF WINDING UP ADR PROGRAMME


Auckland, 10 August, 2004 - Tenon announced today that it is moving to wind up its American Depositary Receipt ("ADR") Programme in the United States, and to de-list from the New York Stock Exchange ("NYSE").

The Company said that, "With a reduction in the overall size of the Company following the sale of the forest estate, a preference on the part of North American shareholders to invest in Tenon by way of shares traded on our more liquid home exchange (the NZX) rather than in ADR form on the NYSE, and one of the principal reasons for initially listing in the United States - access to United States' capital - being no longer relevant to Tenon, the rationale for an ADR programme and NYSE listing is no longer compelling."

The cost of maintaining the ADR listing has become disproportionate to the number of shares in Tenon that are held by United States investors through that programme. ADRs represent less than 3.5% of Tenon's share register.

Notice of cancellation will be given within two weeks and the NYSE de-listing will take effect in approximately one month after that notice, although the full process of winding up the ADR programme will take approximately seven months to complete. A letter will be sent shortly to each ADR holder advising them of the process and of their options.


ENDS